UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended September 30, 2006
Or

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition period from                      to
Commission File Number 000-08193
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Argon ST Inc. 401(k) Profit Sharing Plan and Trust
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
ARGON ST, INC.
12701 Fair Lakes Circle, Fairfax, Virginia 22033

REQUIRED INFORMATION
Financial Statements:
4.	In lieu of the requirements of Item 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended September 30, 2006 and 2005 are presented on pages 2 through 8.
Exhibits:
23.	Consent of Grant Thornton LLP, independent registered public accounting firm.
2

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplementary Information

Schedule of Assets (Held at end of year)	9

Report of Independent Registered Public Accounting Firm
Trustees
Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of the Argon ST, Inc., 401(k) Profit Sharing Plan and Trust (the Plan) as of September 30, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended September 30, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2006 and 2005, and the changes in net assets available for benefits for the year ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
McLean, Virginia
March 20, 2007

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits

September 30,	2006	2005

Assets

Investments at fair value:
Funds with Registered Investment Trust	$48,405,334	$36,262,050
Funds in Argon ST Common Stock	6,337,726	11,244,228
Funds in Common/Collective Trusts	5,154,723	4,689,345
Participant loans	440,729	302,206

	60,338,512	52,497,829

Receivables:
Employee contributions	227,374	160,470
Employer match contributions	189,061	154,252
Other receivable	6,010	—

	422,445	314,722

Net Assets Available for Benefits	$60,760,957	$52,812,551

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Statement of Changes in Net Assets Available for Benefits

Year ended September 30,	2006

Additions

Investment income:
Interest and dividends	$2,459,557
Net depreciation in fair value of investments	(24,518)

2,435,039
Contributions:
Participant	5,048,702
Participant rollover	1,387,498
Employer match	4,490,817

Total contributions	10,927,017

Total Additions	13,362,056

Deductions
Benefits paid to participants	5,399,423
Plan expenses	14,227

Total Deductions	5,413,650

Net Increase	7,948,406

Net Assets Available for Benefits, beginning of year	52,812,551

Net Assets Available for Benefits, end of year	$60,760,957

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
September 30, 2006 and 2005
NOTE A—PLAN DESCRIPTION
The following brief description of the Argon ST, Inc., 401(k) Profit Sharing Plan and Trust (the Plan), is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan was established January 1, 1995, to provide retirement benefits for eligible employees of the participating employer. The participating employer is Argon ST, Inc. (the Company). Effective January 1, 2000, the Plan entered into a tax-favored savings and trust agreement with Fidelity Management Trust Company (Fidelity).
All employees of the employer are eligible to participate upon meeting the eligibility requirement of attaining the age of 21, except members of a collective bargaining unit where retirement benefits have been the subject of good faith bargaining and nonresident aliens who do not receive any earned income from the Company which constitutes United States earned income. Employees become eligible to participate on the entry date immediately after a three month waiting period from the date of employment as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may contribute a percentage of their pre-tax annual compensation as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans.
The employer makes a non-discretionary matching contribution, subject to certain Plan limitations, in an amount equal to 100 percent of the participant’s deferral, limited to six percent of the participant’s eligible compensation. In addition, a safe harbor contribution equal to 3% of covered compensation is made to each eligible employee of the Company, regardless of the employees’ participation in the Plan. Each year the employer may also contribute to the Plan a discretionary profit sharing contribution in addition to any matching contributions. The Company did not make a profit sharing contribution for the Plan year ended September 30, 2006.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contributions, and (b) Plan earnings. Allocations to each participant account for the Company’s discretionary profit sharing contribution is based on the ratio of their compensation for the plan year to the aggregate eligible compensation of all such participants in that year. Investment income is allocated based on participants’ account balances.
Investment
Upon enrollment in the Plan, a participant may direct employee contributions to various investment options, including among others, fixed income, capital appreciation, income and growth mutual funds, Argon ST common stock as well as a self-directed brokerage account option. Fidelity is custodian of the funds. Participants may change their investment options daily.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements—Continued
September 30, 2006 and 2005
NOTE A—PLAN DESCRIPTION—Continued
Vesting
Participants are immediately vested in their contributions, rollover accounts and the Company’s safe harbor contributions plus actual earnings thereon. Vesting in the remainder of the plan account is based on years of continuous service. A participant is 100 percent vested after five years of credited service.
Payment of Benefits
On termination of service, including separation due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in annual installments. If the account balance is less than $1,000, the distribution shall be paid in the form of a lump-sum benefit.
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net value of shares held by the Plan at year-end. Shares of Argon ST common stock are valued at the quoted market price at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
NOTE C—ADMINISTRATIVE EXPENSES
The Company absorbs substantially all of the Plan recordkeeping and administrative expenses. Expenses incurred by the Plan for years ended September 30, 2006 and 2005, were $14,227 and $5,324, respectively.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements—Continued
September 30, 2006 and 2005
NOTE D—INCOME TAX STATUS
The Company adopted a prototype plan offered through Fidelity. The prototype plan was approved by the Internal Revenue Service as acceptable under Section 401(a) of the Internal Revenue Code (IRC), for use by employers for the benefit of their employees.
NOTE E—INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets as of September 30, 2006 and 2005:

September 30,	2006	2005
Fidelity Leveraged Company Stock	$3,480,802	$	*
Fidelity Capital Appreciation	5,896,358		4,844,445
Fidelity Contrafund	5,220,379		3,624,447
Van Kampen Growth & Income	4,607,497		4,980,265
Artisan Mid Cap	4,415,362		3,855,359
Fidelity Diversified International	4,727,615		2,647,339
Fidelity Managed Income	5,154,723		4,689,345
Argon ST Common Stock	6,337,726		11,244,228

*	Did not represent 5 percent or more of Plan’s net assets
For Plan year ended September 30, 2006, the Plan’s investments appreciated/(depreciated) in value by ($24,518) as follows:

Registered Investment Companies	$1,243,151
Argon ST Common Stock	(1,267,669)
Common/Collective Trusts	—

$(24,518)

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements—Continued
September 30, 2006 and 2005
NOTE F—TERMINATION
Although it has not expressed any interest to do so, the employer reserves the right to terminate the Plan and discontinue contributions at any time. In the event of Plan termination, participants become 100 percent vested in their accounts.
NOTE G—LOANS TO PARTICIPANTS
Loans to participants are limited to the lesser of $50,000 or one-half of the participant’s vested interest in their account. The period of repayment may not exceed five years, except for loans used to acquire, construct, or rehabilitate a dwelling unit used as a principal residence. All loans bear interest under a fixed rate determined by the Plan Administrator. Loans must be repaid prior to any participant (borrower) distribution.
NOTE H—FORFEITURES
At September 30, 2006 and 2005, forfeited non-vested accounts totaled $250,196 and $123,853, respectively. These accounts are used to reduce future employer contributions. Forfeitures in the amount of $295,945 were used to reduce employer contributions for the Plan year ended September 30, 2006. At September 30, 2006, forfeitures available to offset future employer contributions totaled $66,070.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements—Continued
September 30, 2006 and 2005
NOTE J—RECONCILIATION TO FORM 5500
Form 5500 reports Plan assets on a cash basis; accounting principles generally accepted in the United States of America use the accrual basis. A reconciliation of net assets available for Plan benefits according to the financial statements and Form 5500 follows:

September 30,	2006	2005

Net assets available for benefits, financial statements	$60,760,957	$52,812,551
Less: contributions receivable	(422,445)	(314,722)

Net assets available for Plan benefits, Form 5500	$60,338,512	$52,497,829

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

Year ended September 30, 2006

Change in net assets, financial statements	$7,948,406
Add: contributions receivable, beginning of year	314,722
Less: contributions receivable, end of year	(422,445)

Net income, Form 5500	$7,840,683

NOTE K—RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of Argon ST, Inc. common stock. Argon ST is the Plan sponsor and, therefore, qualifies as a related party. At September 30, 2006 and 2005, the Plan held investments of 264,402 and 383,239 shares of Argon ST common stock with fair values of $6,337,726 and $11,244,228, respectively. For the year ended September 30, 2006, the Plan purchased 65,461 shares at a cost of $1,806,688, and sold or distributed 184,298 shares with proceeds of $5,445,522.
The Plan has not considered Argon ST contributions to the Plan, or benefits accrued or paid by the Plan, for participants as party-in-interest transactions.
Certain Plan investments are managed by Fidelity Management Trust Company, the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
Fees paid during the year by the Plan sponsor for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.
The Plan sponsor provides to the Plan certain accounting and administrative services for which no fees are charged.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Schedule of Assets Held at end of year

September 30, 2006

	Description of	Current
Identity of Issue	Investment	Value
* Funds with Fidelity Registered Investment Trust:
Fidelity Capital Appreciation	Mutual Fund	$5,896,358
Fidelity Contrafund	Mutual Fund	5,220,379
Spartan US Equity Index	Mutual Fund	1,610,385
Van Kampen Growth & Income	Mutual Fund	4,607,497
Artisan Mid Cap	Mutual Fund	4,415,362
Fidelity Leveraged Company Stock	Mutual Fund	3,480,802
Fidelity Low Priced Stock	Mutual Fund	1,757,560
Lord Abbett Mid Cap Value	Mutual Fund	1,359,430
Fidelity Small Cap Independence	Mutual Fund	419,333
Fidelity Small Cap Retirement	Mutual Fund	156,422
Fidelity Value Strategies	Mutual Fund	296,106
Royce Low Priced Stock	Mutual Fund	1,092,988
Fidelity Diversified International	Mutual Fund	4,727,615
Neuberger Berman International Trust	Mutual Fund	349,643
Fidelity Freedom 2000	Mutual Fund	203,764
Fidelity Freedom 2005	Mutual Fund	3,532
Fidelity Freedom 2010	Mutual Fund	800,391
Fidelity Freedom 2015	Mutual Fund	167,223
Fidelity Freedom 2020	Mutual Fund	1,406,033
Fidelity Freedom 2025	Mutual Fund	250,424
Fidelity Freedom 2030	Mutual Fund	2,391,021
Fidelity Freedom 2035	Mutual Fund	196,935
Fidelity Freedom 2040	Mutual Fund	546,960
Fidelity Freedom Income	Mutual Fund	305,532
Oakmark Equity & Income	Mutual Fund	1,764,468
Fidelity Mortgage Securities	Mutual Fund	123,262
Fidelity Short-term Bond	Mutual Fund	112,675
Fidelity Strategic Income	Mutual Fund	908,256
PIMCO Total Return	Mutual Fund	2,509,172
BrokerageLink	Self-directed accounts	1,325,806

		48,405,334

* Fidelity Managed Income	Common/Collective Trust	5,154,723
* Argon ST Common Stock	Company Stock	6,337,726
* Participant loans	5% to 9.75%	440,729

		$60,338,512

*	Denotes party-in-interest

SIGNATURES
The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARGON ST, INC. 401(k) PROFIT SHARING PLAN

March 29, 2007	By:	/s/ Victor F. Sellier

Victor F. Sellier Plan Administrator